September 14, 2010

Mr. Jeffrey M. Farber
Chief Financial Officer
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1422

> **Re:** **GAMCO Investors, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed on March 15, 2010**
> **File No. 001-14761**

Dear Mr. Jeffrey M. Farber:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Results for the Year Ended December 31, 2009 as Compared to the Year Ended December 31, 2008, page 43

1.   You indicate that revenues are directly influenced by the level and mix of assets under management, yet in the discussion of operating results for 2009 we note that despite the significant increase in your assets under management revenues have continued to decline in fiscal year 2009. In future filings, please expand your discussion of operating results to further characterize the nature of the changes in your business and the business environment, and their corresponding effects on your operational results. Reference is made to Regulation S-K Item 303(a)(3).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Pokorny at (202) 551 – 3714 or me at (202) 551 – 3413 if you have any questions.

Sincerely,

Cicely LaMothe
Branch Chief